Exhibit 107

CALCULATION OF REGISTRATION FEE

Form S-8

(Form Type)

Mercantile Bank Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Maximum Aggregate Offering Price(2)	Fee Rate	Amount of Registration Fee
Equity	Common Stock	Other	500,000 Shares	$30.52	$15,260,000	.00011020	$1,681.65
Total Offering Amounts					$15,260,000		$1,681.65
Total Fee Offsets							-
Net Fee Due							$1,681.65

(1)         Plus an indeterminate number of additional shares which may be required to be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)         Estimated pursuant to rule 457(h) and (c) solely for purposes of calculating the registration fee, based upon the average of the high and low prices of the common stock on June 8, 2023, as reported on The Nasdaq Stock Market LLC.